Exhibit B

Non-binding Proposal Letter from the Buyer Group

July 9th, 2015

The Board of Directors

E-Commerce China Dangdang Inc.

21/F, Jing An Center
No. 8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

Dear Directors:

Ms. Peggy Yu Yu, Chairwoman of the Board of Directors of E-Commerce China Dangdang Inc. (the "Company"), and her spouse, Mr. Guoqing Li, Chief Executive Officer and director of the Company (together, the "Buyer Group") are pleased to submit this preliminary non-binding proposal to acquire all outstanding common shares (the "Shares") of the Company not beneficially owned by the Buyer Group in a going-private transaction (the "Acquisition"). Our proposed purchase price for each American depositary share of the Company ("ADS", each representing five Shares) is $7.812 in cash. The Buyer Group beneficially owns approximately 35.9% of all the issued and outstanding Shares of the Company, which represent approximately 83.5% of the aggregate voting power of the Company.

We believe that our proposal provides an attractive opportunity for the Company's shareholders. Our proposed purchase price represents a premium of 20% to the closing trading price of the Company's ADS on July 8th, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. The consideration payable for each ADS will be $7.812 in cash, or $1.5624 in cash per Share (in each case other than those ADSs or ordinary shares beneficially owned by the Buyer Group that will be rolled over in connection with the Acquisition).

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Debt financing is expected to be provided by third-party loans. Equity financing will be provided from the Buyer Group and any additional members we accept into the Buyer Group in the form of cash and rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt and equity financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Ms. Yu and Mr. Li in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition. In considering our offer, you should be aware that the Buyer Group is interested only in acquiring the outstanding Shares that the Buyer Group does not already beneficially own, and that the Buyer Group does not intend to sell their stake in the Company to any third party.

7.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

/s/ Ms. Peggy Yu Yu

/s/ Mr. Guoqing Li